UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

SEC FILE NUMBER: 001-08009 CUSIP NUMBER: 775381106

                             Washington, D.C. 20549

                             Form 12b-25

NOTIFICATION OF LATE FILING

(Check One)            [  ]  Form 10-K             [  ]  Form 20-F             [  ]  Form 11-K             [X]  Form 10-Q             [  ]  Form N-SAR

For Period Ended:  March 31, 2003

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ROHN Industries, Inc.
Full Name of Registrant

UNR Industries, Inc.
Former Name if Applicable

6718 West Plank Road
Address of Principal Executive Office (Street and Number)

Peoria, IL 61604
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  [X]

        (a)         The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        (b)         The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c)         The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

        State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         ROHN Industries, Inc. (the "Company") is unable to file its Form 10-Q for the fiscal quarter ended March 31, 2003, within the prescribed time period without unreasonable effort and expense due to the necessity of completing a review being conducted by the Company and its independent auditors into certain inventory differences identified during a recent physical inventory at its Peoria, Illinois facility which is being closed. The differences are believed to have resulted from certain processing changes at the Peoria facility that began in the fourth quarter of 2002. Based on current information, the Company believes that inventories will be reduced by approximately $2 million at March 31, 2003. However, the review is continuing and this information is subject to change. At this time, the Company has not determined whether the Company's reported financial results from any prior periods will be affected as a result of this review.

PART IV - OTHER INFORMATION

        (1)         Name and telephone number of person to contact in regard to this notification

Horace Ward Name	(309) (Area Code)	697-4400 (Telephone Number)

        (2)         Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
         [X]  Yes        [  ]  No

        (3)         Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
         [  ]  Yes        [X]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ROHN INDUSTRIES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2003	By: /s/ Horace Ward Horace Ward President and Chief Executive Officer
..

         INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).